March 9, 2006

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Wayne Allyn Root
Chairman and Chief Executive Officer
Gwin, Inc.
5052 South Jones Boulevard
Suite 100
Las Vegas, Nevada 89118

RE: Gwin, Inc. (the "Company")
Form 10-KSB for the year ended July 31, 2005
File No. 0-24520

Dear Mr. Root:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. With respect to the following comments on the Form 10-KSB, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   However, the comment on the Form 10-QSB requires supplemental information in which we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days

<u>Form 10-KSB for the period ended July 31, 2005</u>

Consolidated Statement of Cash Flows, page F-5

1.   In the last two fiscal years, we note material issuances of stock to retire debentures from disclosures presented in the consolidated statements of stockholders' deficit.   In accordance with the guidance in paragraph 32 of SFAS 95, this type of non-cash activity should be set forth in the supplemental disclosures and schedule of non-cash investing and financing activities that you present in the narrative section of your consolidated statement of cash flows.   Please disclose accordingly.

Note 7 – Long-Term Debt, page F-9

2.   We note that your current liability amount for long-term debt exceeds $200,000 while the tabular information in the note details the maturity of less than $30,000 for the current year (2005).   In accordance with the guidance in paragraph 10 of SFAS 47, please disclose the amount of maturities of long-term borrowings for each of the five years following the date of the latest balance sheet based on the company's fiscal year end (July 31) and not on a calendar year basis.

Note 9 – Stockholders' Deficit (Options and Warrants), page F-12

3.   In accordance with the guidance in paragraph 47(d) of SFAS 123, please disclose the following weighted-average information – -(1) risk-free interest rate; (2) expected life; (3) expected volatility; and (4) expected dividends—used in determining an estimate of the fair value of the options.

Form 10-QSB for the period ended October 31, 2005

Note 2- Basis of Presentation

Settlement Income, page 8

4.   We note that you recognized settlement income of $179,200 in connection with a settlement with a vendor. It is not apparent from the changes in the financial statement amounts and disclosures whether this settlement involved a related party transaction. In the event there is a related party relationship, the extinguishment transaction between related parties should be recognized as a capital transaction.   Please refer to the guidance in footnote 1 to APB Opinion 26.   The extinguishment transaction between the company and individuals may result in a gain, assuming that these individuals are not related parties, officers or promoters, and that the vendor has legally released the company from the obligation. Revise the financial statements and disclosures in MD&A accordingly. If

any gain is recognized, supplementally furnish us and expand your disclosure with details regarding your relationship with the vendor and their reasons for forgiving the debt. We may have further comment upon reviewing your response.

Other

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, Joe Foti, at (202) 551-3816. Contact the undersigned, at (202) 551-3813 if you have any other questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. Jeff Johnson, CFO
                 (702) 967-6002